UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Towa Fudosan Kabushiki Kaisha
(Name of Subject Company)

Towa Real Estate Development Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Estate Company, Limited
(Name of Person(s) Furnishing Form)

Common Stock, Class A Preferred Stock, Class B Preferred Stock, Class E Preferred Stock
(Title of Class of Subject Securities)

Not applicable.
(CUSIP Number of Class of Securities (if applicable))

Towa Real Estate Development Co., Ltd. Corporate Planning Department 2-3-13 Yaesu Chuo-ku, Tokyo 104-8484, Japan +81-3-3272-2182
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

N/A
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 2 (“Amendment No. 2”) amends the Form CB initially submitted on February 18, 2009 and the Amendment No. 1 submitted on February 23, 2009 to the Securities and Exchange Commission (“SEC”) by Mitsubishi Estate Company, Limited.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(1)	Exhibit I-1: Mitsubishi Estate Company, Limited’s and Towa Real Estate Development Co., Ltd.’s Notice Concerning the Conclusion of a Share Exchange Agreement, dated February 5, 2009.*

Exhibit I-2: Mitsubishi Estate Company, Limited’s Public Notice Concerning a Share Exchange, dated February 12, 2009.*

Exhibit I-3: Towa Real Estate Development Co., Ltd.’s Treatment of the Company’s Shares upon the Share Exchange with Mitsubishi Estate, dated February 5, 2009.*

Exhibit I-4:      Towa Real Estate Development Co., Ltd.’s Public Notice of the Base Date for the Extraordinary General Meeting of Shareholders and the General Meetings of the Shareholders with Class Shares to Be Held by Class, dated February 6, 2009.*

Exhibit I-5: Mitsubishi Estate Company, Limited’s Mitsubishi Estate FACT BOOK 2009/3, 3rd Q, dated February 5, 2009.*

Exhibit I-6: Mitsubishi Estate Company, Limited’s Notice Concerning Subscription for an Allocation of New Shares to a Third Party, dated February 5, 2009.*

Exhibit I-7: Towa Real Estate Development Co., Ltd.’s Notice Concerning Completion of the Payment for an Allocation of New Shares to a Third Party, dated February 20, 2009.*

* Previously submitted.

(2) Not applicable.

Item 2.  Informational Legends

Included in Exhibit I-1, I-2, I-3, I-4, I-5, I-6 and I-7.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)
Exhibit II-1:        Mitsubishi Estate Company, Limited’s Summary of Financial Statements for the Third Quarter Cumulative of Fiscal Year 2009 (the Fiscal Year Ending March 31, 2009), dated February 5, 2009.*

ExhibitII-2: Mitsubishi Estate Company, Limited’s Extraordinary Report Concerning the Conclusion of a Share Exchange Agreement, dated February 5, 2009.*

Exhibit II-3: Towa Real Estate Development Co., Ltd.’s Extraordinary Report Concerning the Conclusion of a Share Exchange Agreement, dated February 5, 2009.*

Exhibit II-4: Mitsubishi Estate Company, Limited’s Notice Concerning Revisions to Its Business Forecasts, dated February 5, 2009.*

Exhibit II-5: Mitsubishi Estate Company, Limited’s Notice Concerning Revisions to Its Subsidiary’s Business Forecasts for the Fiscal Year Ending March 2009, dated February 5, 2009.*

Exhibit II-6: Towa Real Estate Development Co., Ltd.’s Summary of Financial Statements for the Third Quarter of the Fiscal Year Ending March 31, 2009, dated February 5, 2009.*

Exhibit II-7:     Towa Real Estate Development Co., Ltd.’s Notice Concerning Revisions to Its Business Forecasts, Write-downs of Its Deferred Tax Assets and Revisions to Its Dividend Projections, dated February 5, 2009.*

Exhibit II-8:     Towa Real Estate Development Co., Ltd.’s Announcement Concerning an Invitation for Subscription of Shares (Common and Preferred Stock) to Be Issued by Allocation of New Shares to a Third Party, dated February 5, 2009.*

Exhibit II-9: Towa Real Estate Development Co., Ltd.’s Public Notice Concerning Board Resolutions for the Issuance of New Shares, dated February 5, 2009.*

Exhibit II-10: Towa Real Estate Development Co., Ltd.’s Securities Registration Statement, dated February 5, 2009.*

Exhibit II-11: Towa Real Estate Development Co., Ltd.’s Extraordinary Report, dated February 5, 2009.*

Exhibit II-12: Mitsubishi Estate Company, Limited’s Document Relating to the Matters Specified in Article 794, Paragraph 1 of the Japanese Companies Law, dated February 12, 2009.*

Exhibit II-14: Mitsubishi Estate Company, Limited’s Change Report No. 5, dated February 25, 2009.

* Previously submitted.

(2)  Not applicable.

(3)	Exhibit II-13: Power of Attorney, signed by Nobuyuki Iizuka, Director and Deputy President, dated February 13, 2009.*

* Previously submitted.

PART III - CONSENT TO SERVICE OF PROCESS

(1)  Written irrevocable consent and power of attorney on Form F-X filed with the Commission on February 18, 2009.

(2)  Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Atsushi Nakajima
(Signature)

Atsushi Nakajima Deputy General Manager, Corporate Planning Department
(Name and Title)

February 26, 2009
(Date)